Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization

Celerity Energy Partners San Diego LLC	California

Cogent Energy, Inc.	California

EnerNOC Ltd.	Ontario

ENOC Securities Corporation	Massachusetts

EnerNOC UK Limited	England and Wales

Mdenergy, LLC	Connecticut

Pinpoint Power DR LLC	Massachusetts

South River Consulting, LLC	Maryland

Global Energy Partners, Inc.	California

M2M Communications Corporation	Idaho

EnerNOC Australia Pty Ltd	Australia

DMT Energy Pty Ltd	Australia

Energy Response Holdings Pty Ltd	Australia

EnerNOC Pty Ltd	Australia

EnerNOC New Zealand Limited	New Zealand

High Street Corporation Pty Ltd	Australia